Exhibit (a)(1)(B)

Employee Announcement – Program Live

To: All Moderna Employees

From: Equity Team

Subject: Stock Option Exchange Program launched

Date: Thurs, Nov 13

Hi All,

Following Stephane’s note yesterday regarding shareholder approval, we’re excited to share that the Stock Option Exchange program is now live.

Starting today through 3:59 p.m. ET on December 12, 2025, visit the exchange site (fidelitymicrosite.com/ModernaExchange) to make your selections and access on-demand and personalized resources to help you decide what’s right for you.

Best,
The Global Equity Team

Participation in the Option Exchange is voluntary. Moderna and its Board of Directors make no recommendation as to whether you should participate or refrain from participating in the Option Exchange. You must make your own decision whether to participate. You should speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the Option Exchange. The Option Exchange is being made pursuant to the terms and conditions set forth in Moderna’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange Eligible Options for Replacement Options, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Option Exchange website located at: fidelitymicrosite.com/ModernaExchange. You should read these written materials carefully because they contain important information about the Option Exchange, including related risks.